8/15

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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Buck Lake Ventures Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 2 1 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1669 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 8/16/02

82-1669

BEST AVAILABLE COPY

AR/S 12-31-01

AUG 15

BUCK LAKE VENTURES LTD.
YEAR END REPORT
for the year ended December 31, 2001

Schedule A: Financial Statements
– See financial statements attached

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs:

Resource property costs
– See financial statements attached

General and administrative expenses
– See financial statements attached

2. Related party transactions:
– See Note 8 to the financial statements attached

3. Summary of securities issued and options granted during the year ended December 31, 2001:

(a) The following common shares were issued during the year:

Date	Type	Number	Price	Proceeds	Consideration	Commission
Jan. 5/01	Options	15,000	$0.21	$ 3,150	Cash	$ Nil
Feb. 8/01	Options	10,000	$0.15	$ 1,500	Cash	$ Nil
May 16/01	Options	10,000	$0.21	$ 2,100	Cash	$ Nil
May 22/01	Private placement	600,000	$0.25	$ 150,000	Cash	$ 8,000
May 25/01	Options	20,000	$0.21	$ 4,200	Cash	$ Nil
Jul. 4/01	Options	100,000	$0.21	$ 21,000	Cash	$ Nil
Aug. 8/01	Private placement	800,000	$0.25	$ 200,000	Cash	$ 10,000
Aug. 8/01	Private placement	857,142	$0.35	$ 300,000	Cash	$ Nil
Sept. 6/01	Property payment	16,666	$0.39	$ 6,500	Property	$ Nil
Sept. 17/01	Property payment	750,000	$0.33	$ 248,625	Property	$ Nil
Sept. 26/01	Options	70,000	$0.21	$ 14,700	Cash	$ Nil
Nov. 16/01	Property payment	60,000	$0.25	$ 15,000	Property	$ Nil

(b) The following options were granted during the year:

Date	Number	Optionee	Price	Expiry Date
Feb. 13/01	43,287	Ray Roland	$0.21	Feb. 8/03
Feb. 13/01	53,427	Employees	$0.21	Feb. 8/03
Jul. 9/01	20,000	David Dicaire	$0.40	Jul. 6/03
Jul. 9/01	57,250	Ray Roland	$0.40	Jul. 6/03
Jul. 9/01	57,250	Leeta Drinovz	$0.40	Jul. 6/03
Jul. 9/01	155,000	Employees	$0.40	Jul. 6/03
Oct. 23/01	30,000	Kirk Shaw	$0.36	Oct. 17/03
Oct. 23/01	100,000	Andre Pauwels	$0.36	Oct. 17/03
Oct. 23/01	189,381	Employees	$0.36	Oct. 17/03

4. Summary of securities as at December 31, 2001:

(a) Authorized share capital:
- See Note 6 to the financial statements attached

(b) Number and recorded value for shares issued and outstanding:
- See Statement of Shareholders' Equity (Deficiency)

(c) Description of options, warrants and convertible securities outstanding:
- See Note 6 to the financial statements attached

(d) Number of shares in each class of shares subject to escrow or pooling agreements:
- See Note 6 to the financial statements attached

5. List of Directors and Officers:
Ray Roland, President and Director
Leeta Drinovz, Assistant Secretary and Director
Doug Brooks, Director
Kirk Shaw, Director
John Rizzuti, Secretary
Andre Pauwels, Vice President, Exploration
David Dicaire, Director

Schedule C: Management Discussion

- See attached

(Stated in Canadian Dollars)

Schedule C: Management Discussion

RESULTS OF OPERATIONS

The Issuer is a venture company whose shares are listed and called for trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange). During the period ended December 31, 2001, Buck Lake Ventures Ltd. continued preliminary exploration of the Buck Lake (the "Buck Lake Project") and Bo Lake (the "Bo Lake Project") Platinum/ Palladium projects.

Exploration and development expenditures of $349,908 on the Buck Lake and Bo Lake Projects were incurred during the year ended December 31, 2001. The Issuer incurred a net loss of $493,165 ($0.05 per share) for the year ended December 31, 2001 compared to a net loss of $411,820 ($0.06 per share) for the year ended December 31, 2000. The increase in net loss for the most recent period is primarily due to general and administrative expense increases associated with increased acquisition, exploration and development activities.

RESOURCE PROPERTIES

The Issuer is active in acquiring, exploring and developing properties with Platinum Group Element (PGE) mineralization. The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. The Issuer considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles mine, is found within Archean mafic to ultramafic intrusions which are considered by geologists to form a circular structure in the area approximately 30 km diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located on this structure.

Buck Lake Project Claims – Ontario

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles palladium mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 128 claim units.

The Issuer optioned the initial claims from two prospectors in March 1998. The terms of the property agreement include the Issuer paying to the prospectors $250,000 over five years, issuing to the prospectors 66,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which Buck Lake Ventures may purchase for $500,000.

(Stated in Canadian Dollars)

In connection with a former joint venture agreement for the development of the property a third party holds a one-time option to acquire a 10% participating interest in the Buck Lake Property to be exercised within 60 days of the Issuer announcing a program to undertake a formal feasibility study on the Buck Lake Property. The option to acquire the 10% participating interest can be exercised by making a payment to the Issuer in the amount of 20% of all expenditures of any kind made or incurred in connection with the Buck Lake Property.

The Lac des Iles deposit is one of the largest of its type in the world and confirms the potential of northwestern Ontario, and the Lac des Iles area in particular as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a significant zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.89 g/t Platinum, 4.83 g/t Palladium, 0.64 g/t Gold, 0.85% Copper and 0.93% Nickel. Additional samples taken from shallow pit blasts assayed at 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% copper and 9.96% nickel.

Trenching at the discovery indicates the Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Preliminary indications are that these two significant PGE discoveries may be part of one large PGE structure of continuous PGE mineralization.

Bo Lake Platinum/Palladium Claims – Ontario

After reviewing a number of properties in the Lac des Iles area, on April 26, 2000, the Issuer acquired an interest in the Bo Lake Property, another PGE property that is believed to be located on the northwestern side of the circular geologic structure in the area. This property is located approximately 20 km northwest of the Lac des Iles palladium mine and 10 km north of the Buck Lake Project.

Under the Option Agreement, the Issuer may acquire a 100% interest in the Bo Lake Property by making cash payments totalling $155,000 over 5 years, issuing 100,000 shares and incurring $31,200 in exploration prior the March 12, 2002 with an additional $31,200 in exploration prior to March 12, 2003. The vendor retains a 3.0% NSR, half (1.5%) of which can be purchased at anytime for $1,500,000.

(Stated in Canadian Dollars)

The Bo Lake Property consists of 109 claim units totalling 17.44 square kilometres. The Issuers' consulting geologists consider the Bo Lake Property to be a highly prospective PGE target.

Effective October 26, 2000 the Issuer entered into a joint venture agreement between it and Pacific Topaz Resources Ltd. Pacific Topaz has been granted an option to acquire up to a 50-per-cent interest in Bo Lake Platinum Group Element (PGE) Property for the joint venture of this property. To acquire a 50% interest in the Bo Lake PGE Property, Pacific Topaz must issue 100,000 shares and commit to $500,000 in exploration over 3 years and pay all future property payments to the optionor. The original optionor of the Bo Lake PGE Property retained a 3.0 % NSR, one quarter (0.75%) of which can be purchased by Pacific Topaz at anytime for $750,000.

East Dog River Property – Ontario

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.
The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Issuer's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion.
The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.
The Issuer intends to explore the East Dog River Property for its potential to host platinum-palladium-copper-nickel mineralization similar to that discovered at the Buck Lake Property.
To earn 100% of the property, subject to a 2.0% NSR, the Issuer was required to issue 30,000 shares and pay $5,000 upon acceptance for filing of the option agreement by the TSX Venture Exchange. These payments and share issuances have occurred. The East Dog River Property consists of 19 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

Mirage Lake Property – Ontario

Also in November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 18 claim units and is 2.88 square km in size or approximately 288 hectares.

(Stated in Canadian Dollars)

To earn 100% of the property, subject to a 2.0% NSR, the Issuer was required to issue 30,000 shares and pay $5,000 upon acceptance for filing of the option agreement by the TSX Venture Exchange. These payments and share issuances have occurred. The East Dog River Property consists of 18 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

SUBSEQUENT EVENTS – Properties

Tib Lake Property – Ontario

On January 22, 2002 the Issuer announced it had entered into an option agreement for the acquisition of up to a 100% interest in the Tib Lake Platinum/Palladium property from North American Palladium Ltd.
The Tib Lake Project which comprises 17 unpatented mineral claims (114 claim units) is located on the second largest intrusion in the Lac des Iles area. It is part of the 'Ring of Fire' – a 30 km circular feature of mafic to ultra-mafic intrusions in the Lac des Iles PGE area of Ontario. This important geologic structure includes the Lac des Iles Palladium mine operated by North American Palladium Ltd., and the recent high-grade palladium/nickel discovery at the Issuer's Buck Lake property.

Under the terms of the agreement the Issuer can earn a 100% interest in the Tib Lake Project from North American Palladium Ltd., subject to a 2% NSR, by incurring $500,000 in exploration expenditures over 5 years. North American Palladium Ltd. has a back in right for a 50% interest in the project by agreeing to pay 200% of exploration costs within two months of its receipt of a final exploration report. If North American Palladium Ltd. exercises the back in right, a joint venture will be formed with the Issuer being the initial operator.

Wakinoo Lake Property - Ontario

On January 22, 2002 the Issuer announced it had entered into an option agreement for the acquisition of up to a 100% interest in the Wakinoo Lake Platinum/Palladium property from North American Palladium Ltd.
The Wakinoo Lake Project, which comprises 16 unpatented mineral claims (95 claim units) is located 25 km southwest of the Lac des Iles Mine. It is part of the 'Ring of Fire' – a 30 km circular feature of mafic to ultramafic intrusions in the Lac des Iles PGE area of Ontario. This important geologic structure includes the Lac des Iles Palladium Mine operated by North American Palladium Ltd., and the recent high-grade palladium/nickel discovery at the Issuer's Buck Lake property.

Under the terms of the agreement the Issuer can earn a 100% interest in the Wakinoo Lake Project from North American Palladium Ltd., subject to a 2% NSR, by incurring $700,000 in exploration expenditures over 5 years. The option agreement was subject to the mobilization of drill equipment, which has now occurred. North American Palladium Ltd. has a back in right for a 50% interest in the project by agreeing to pay 200% of exploration costs within two months of its receipt of a final exploration report. If North American Palladium Ltd. exercises the back in right, a joint venture will be formed with the Issuer being the operator initially.

(Stated in Canadian Dollars)

FINANCING

OPTIONS – On February 13, 2001, the Issuer granted employees and directors of the Issuer 96,714 share purchase options entitling the holders thereof the right to purchase one common share for each option held for $0.21 per share until February 8, 2003.

On July 9, 2001, the Issuer granted employees and directors of the Issuer 289,500 share purchase options entitling the holders thereof the right to purchase one common share for each option held for $0.40 per share until July 6, 2003.

On October 23, 2001, the Issuer granted employees and directors of the Issuer 319,381 share purchase options entitling the holders thereof the right to purchase one common share for each option held for $0.36 per share until October 17, 2003.

During the year ended December 31, 2001, 225,000 share purchase options were exercised by non executive directors and employees resulting in proceeds of $46,650.00.

SUBSEQUENT EVENTS – Stock Options

On February 21, 2002, stock options to purchase 56,833 shares of the Issuer were exercised by a non-executive Director at an exercise price of $0.21 per share. The market price at the time of the exercise was $0.46.

On March 22, 2002, stock options to purchase 30,000 shares of the Issuer were exercised by a non-executive Director and a consultant at an exercise price of $0.36 per share. The market price at the time of the exercise was $0.47.

On May 14, 2002, stock options to purchase 50,000 shares of the Issuer were exercised by a non-executive Director at an exercise price of $0.15 per share. The market price at the time of the exercise was $0.35.

PRIVATE PLACEMENTS – On March 19, 2001 the Issuer announced a private placement of 600,000 units at $0.25 per unit which was accepted for filing by the TSX Venture Exchange and completed in May 2001. Each unit consists of one common share and one common share warrant entitling the holder to purchase one additional common share of the Issuer for $0.33 for two years. A total of 84,000 units were issued on a flow-through basis. The Issuer used the proceeds for exploration and general corporate purposes.

On May 7, 2001 the Issuer announced a private placement of 800,000 units at $0.25 per unit which was accepted for filing by the TSX Venture Exchange and completed in August 2001. Each unit consists of one common share and one common share warrant entitling the holder to purchase one additional common share of the Issuer for $0.33 for two years. A total of 120,000 units were issued on a flow-through basis. The Issuer used the proceeds for exploration and general corporate purposes.

(Stated in Canadian Dollars)

On May 16, 2001 the Issuer announced a private placement of 857,142 units at $0.35 per unit which was accepted for filing by the TSX Venture Exchange and completed in August 2001. Each unit consists of one common share and one common share warrant entitling the holder to purchase one additional common share of the Issuer for $0.50 for two years. A total of 164,286 units were issued on a flow-through basis. The Issuer used the proceeds for exploration and general corporate purposes.

SUBSEQUENT EVENTS – Private Placements

On November 1, 2001 the Issuer announced a private placement of 485,714 units at $0.35 per unit which was accepted for filing by the TSX Venture Exchange and completed in February 2002. Each unit consists of one common share and one common share warrant entitling the holder to purchase one additional common share of the Issuer for $0.50 for two years. A total of 192,856 units were issued on a flow-through basis. The proceeds are to be used for exploration and general corporate purposes.

RELATED PARTY TRANSACTIONS

During the period ended December 31, 2001, the Issuer incurred $92,193 in related party transactions. Of this amount $38,000 was for consulting fees, $30,000 for management fees, $3,500 for rent, $2,000 for deferred exploration costs and the remainder for interest.

MANAGEMENT

The Issuer's Board of Directors currently consists of R. Roland, D. Brooks, L. Drinovz, K. Shaw and D. Dicaire. Mr. R. Roland is the President and Chief Executive Officer of the Issuer.

INVESTOR RELATIONS ACTIVITIES

Amir Lawrence Aboulhosn provided corporate public relations services to the Issuer on a month-to-month basis for a monthly remuneration of $2,500 from March 2, 2001 until May 31, 2001. The agreement with Mr. Aboulhosn was accepted for filing by the TSX Venture Exchange.

From the date of May 31, 2001 no investor relations activities were contracted by the Issuer through to the December 31, 2001 year end.

OUTLOOK

The Issuer intends to proceed with the exploration and development of all its properties. The Issuer also continues to seek out additional acquisitions.

BUCK LAKE VENTURES LTD.

(An Exploration Stage Company)

REPORT AND FINANCIAL STATEMENTS

December 31, 2001 and 2000

(Stated in Canadian Dollars)

AMISANO HANSON
CHARTERED ACCOUNTANTS

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON

CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Buck Lake Ventures Ltd.
(An Exploration Stage Company)

We have audited the balance sheets of Buck Lake Ventures Ltd. as at December 31, 2001 and 2000 and the statements of operations, shareholders' equity (deficiency) and cash flows for each of the years in the three year period ended December 31, 2001 and for the period January 1, 1987 (Date of Commencement of Exploration Stage) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 and for the period January 1, 1987 (Date of Commencement of Exploration Stage) to December 31, 2001 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada
May 31, 2002

"Amisano Hanson"
Chartered Accountants

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company has a working capital deficiency, substantial losses from operations and is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated May 31, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada
May 31, 2002

"Amisano Hanson"
Chartered Accountants

SUITE 604 - 750 WEST PENDER STREET
VANCOUVER CANADA
V6C 2T7

TELEPHONE (604) 689-0188
FACSIMILE (604) 689-9773
E-MAIL: amishan@telus.net

BUCK LAKE VENTURES LTD. Continued
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
for the years ended December 31, 2001, 2000 and 1999
and for the period January 1, 1987 (Date of Commencement of Exploration Stage)
to December 31, 2001
(Stated in Canadian Dollars)

	2001	2000	1999	January 1, 1987 (Date of Commencement of Exploration Stage) to December 31, 2001
Deficit accumulated to December 31, 1986				(674,313)
				$ (5,126,092)
Basic and diluted loss per share	$(0.05)	$(0.06)	$(0.05)	
Weighted average number of shares	10,849,600	6,696,708	4,626,558	

SEE ACCOMPANYING NOTES

AMISANO HANSON
CHARTERED ACCOUNTANTS

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended December 31, 2001, 2000 and 1999
and for the period January 1, 1987 (Date of Commencement of Exploration Stage)
to December 31, 2001
(Stated in Canadian Dollars)

	2001	2000	1999	January 1, 1987 (Date of Commencement of Exploration Stage) to December 31, 2001
Operating Activities				
Net loss for the year	$ (493,165)	$ (411,820)	$ (239,938)	$ (4,451,779)
Adjustments to reconcile net loss used in operations:				
Amortization	3,930	662	946	12,734
Write-down of marketable securities	39,000	12,000	-	51,000
Loss on disposal of capital assets	-	1,544	-	5,633
Write-off of resource property costs	-	-	-	1,031,417
Gain on settlement of accounts payable	-	-	-	(101,720)
Write-off of incorporation costs	-	-	-	1,361
Changes in non-cash working capital balances related to operations:				
Accounts receivable	(18,241)	(12,834)	4,418	(33,936)
Prepaid expenses	(5,829)	(3,006)	-	(8,835)
Loan receivable	-	-	-	30,000
Accounts payable	(180,712)	131,113	249,830	1,302,477
Cash provided by (used in) operating activities	(655,017)	(282,341)	15,256	(2,161,648)

.../Cont'd.

SEE ACCOMPANYING NOTES

AMISANO HANSON
CHARTERED ACCOUNTANTS

BUCK LAKE VENTURES LTD. Schedule 1 – (Continued)
(An Exploration Stage Company)
STATEMENTS OF RESOURCE PROPERTY COSTS
for the years ended December 31, 2001 and 2000
(Stated in Canadian Dollars)

	Balance December 31, 1999	Additions	Balance December 31, 2000	(Reductions) Additions	Balance December 31, 2001
East Dog River Claims					
Acquisition Costs					
Cash	-	-	-	5,000	5,000
Shares	-	-	-	7,500	7,500
	-	-	-	12,500	12,500
Mirage Lake Claims					
Acquisition Costs					
Cash	-	-	-	5,000	5,000
Shares	-	-	-	7,500	7,500
	-	-	-	12,500	12,500
	$ 32,037	$ 45,780	$ 77,817	$ 715,033	$ 792,850

SEE ACCOMPANYING NOTES

AMISANO HANSON
CHARTERED ACCOUNTANTS

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended December 31, 1987 to 2001
(Stated in Canadian Dollars)

	Common Stock Issued Shares	Amount	Deficit Accumulated Prior to Exploration Stage	Deficit Accumulated During the Exploration Stage	Total
Cumulative totals at December 31, 1986	3,475,000	$ 823,550	$ (674,313)	$ -	$ 149,237
Issue of shares for cash pursuant to private placements – at $0.94	133,768	125,742	-	-	125,742
– at $0.45	1,200,000	390,000	-	-	390,000
Issue of shares for finders fees – at $0.25	36,000	9,000	-	-	9,000
Issue of shares for cash pursuant to the exercise share purchase options – at $0.19	287,500	54,625	-	-	54,625
Issue costs	-	(48,574)	-	-	(48,574)
Net loss for the year ended December 31, 1987	-	-	-	(231,328)	(231,328)
Balance, December 31, 1987	5,132,268	1,354,343	(674,313)	(231,328)	448,702
Issue of shares pursuant to a property acquisition agreement – at $0.50	100,000	50,000	-	-	50,000
Net loss for the year ended December 31, 1998	-	-	-	(576,309)	(576,309)
Balance December 31, 1988	5,232,268	1,404,343	(674,313)	(807,637)	(77,607)
Issue of shares pursuant to a resource property acquisition agreement – at $0.08	100,000	8,000	-	-	8,000
Net loss for the year ended December 31, 1989	-	-	-	(49,324)	(49,324)
Balance, December 31, 1989	5,332,268	1,412,343	(674,313)	(856,961)	(118,931)
Net loss for the year ended December 31, 1990	-	-	-	(91,344)	(91,344)
Balance, December 31, 1990	5,332,268	1,412,343	(674,313)	(948,305)	(210,275)

.../Cont'd.

SEE ACCOMPANYING NOTES

AMISANO HANSON
CHARTERED ACCOUNTANTS

BUCK LAKE VENTURES LTD. Continued
(An Exploration Stage Company)
STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended December 31, 1987 to 2001
(Stated in Canadian Dollars)

	Common Stock Issued Shares	Amount	Deficit Accumulated Prior to Exploration Stage	Deficit Accumulated During the Exploration Stage	Total
Issue of shares for cash pursuant to a private placement – at $0.15	1,297,000	194,550	-	-	194,550
Net loss for the year ended December 31, 1995	-	-	-	(297,613)	(297,613)
Balance December 31, 1995	10,049,259	2,903,799	(674,313)	(2,438,203)	(208,717)
Issue of shares for cash pursuant to the exercise of share purchase warrants – at $0.20	620,000	124,000	-	-	124,000
Issue of shares pursuant to debt settlement agreements – at $0.16	676,751	108,280	-	-	108,280
– at $0.19	64,210	12,200	-	-	12,200
Issue of shares for cash pursuant to a private placement – at $0.16	400,000	64,000	-	-	64,000
Net loss for the year ended December 31, 1996	-	-	-	(177,872)	(177,872)
Balance, December 31, 1996	11,810,220	3,212,279	(674,313)	(2,616,075)	(78,109)
Issue of shares pursuant to resource property acquisition agreements – at $0.16	100,000	16,000	-	-	16,000
– at $0.19	100,000	19,000	-	-	19,000
Issue of shares pursuant to debt settlement agreements – at $0.19	572,296	108,736	-	-	108,736
Issue of shares for cash pursuant to a private placement – at $0.15	600,000	90,000	-	-	90,000
Cancellation of escrow shares	(127,500)	-	-	-	-

.../Cont'd.

SEE ACCOMPANYING NOTES

AMISANO HANSON
CHARTERED ACCOUNTANTS

BUCK LAKE VENTURES LTD.

Continued

(An Exploration Stage Company)

STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)

for the years ended December 31, 1987 to 2001

(Stated in Canadian Dollars)

	Common Stock Issued Shares	Amount	Deficit Accumulated Prior to Exploration Stage	Deficit Accumulated During the Exploration Stage	Total
Issue of shares for cash pursuant to the exercise of share purchase warrants – at $0.25	30,000	7,500	-	-	7,500
Net loss for the year ended December 31, 1997	-	-	-	(341,800)	(341,800)
Balance, December 31, 1997	13,085,016	3,453,515	(674,313)	(2,957,875)	(178,673)
Issue of shares for cash pursuant to an escrow agreement – at $0.01	750,000	7,500	-	-	7,500
Net loss for the year ended December 31, 1998	-	-	-	(348,981)	(348,981)
Balance, December 31, 1998	13,835,016	3,461,015	(674,313)	(3,306,856)	(520,154)
Issue of shares pursuant to a resource property acquisition agreement – at $0.05	50,000	2,500	-	-	2,500
Net loss for the year ended December 31, 1999	-	-	-	(239,938)	(239,938)
Balance, December 31, 1999	13,885,016	3,463,515	(674,313)	(3,546,794)	(757,592)
1 for 3 share consolidation	(9,256,678)	-	-	-	-
Issue of shares for cash pursuant to private placements – at $0.195	3,076,923	600,000	-	-	600,000
– at $0.175	857,143	150,000	-	-	150,000
Issue costs – finders fee	-	(19,400)	-	-	(19,400)
Issue of shares for cash pursuant to the exercise of share purchase options – at $0.45	66,666	30,000	-	-	30,000

SEE ACCOMPANYING NOTES

AMISANO HANSON
CHARTERED ACCOUNTANTS

Note 2 Summary of Significant Accounting Policies – (cont'd)

(a) Principles of Consolidation

The financial statements for the year ended December 31, 1999 included the accounts of the Company and its wholly owned inactive subsidiary, Home Ventures (Peru) Ltd. On September 15, 2000, the Company disposed of the subsidiary. At the time of disposal, the subsidiary had no assets or liabilities. As a result of the disposal, the financial statements for the year ended December 31, 2000 are prepared on a non-consolidated basis.

(b) Exploration Stage Company

The Securities and Exchange Commission's Exchange Act Guide 7 "Description of property by issuers engaged or to be engaged in significant mining operations" requires that mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with Financial Accounting Standard Board Statement No. 7, if applicable. Accordingly, the Company has not been referred to as being a development stage company.

(c) Marketable Securities

Marketable securities are carried at cost except where, in the opinion of management, there has been a loss in value that is other than a temporary decline, in which case the carrying value is reduced to its estimated market value.

(d) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

Computer equipment	30%
Furniture and fixtures	20%
Office equipment	20%

Additions during the year are amortized at one-half the rate.

(e) Resource Property Acquisition Costs

Acquisitions of resource properties are initially recorded at cost. Producing resource properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing resource properties that the Company abandons interest in are written off in the year of abandonment.

Note 2 Summary of Significant Accounting Policies - (cont'd)

(f) Deferred Exploration Costs

The Company capitalizes all exploration expenses that results in the acquisition and retention of resource properties or an interest therein. The accumulated costs including applicable exploration expenses relative to non-productive resource properties that the Company abandons interest in are written off. Otherwise, the exploration expenses are depleted over the estimated useful lives of the producing resource properties on a method relating recoverable reserves to production.

(g) Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts.

(h) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

(i) Basic and Diluted Loss Per Share

Basic earnings (loss) per share ("EPS") is calculated by dividing income applicable to common shareholders by the weighted-average number of shares outstanding for the years. Diluted EPS reflects the dilution that could occur if potentially dilutive securities were exercised or converted to common shares. Due to the losses in 2001, 2000 and 1999, potentially dilutive securities were excluded from the calculation of diluted EPS, as they were anti-dilutive. Therefore, there was no difference in the calculation of basic and diluted EPS. The 1999 basic and diluted loss per share figures have been restated to reflect the 1 for 3 share consolidation effected in the year ended December 31, 2000.

(Stated in Canadian Dollars)

Note 4 Resource Property Costs – (cont'd)

(a) Buck Lake Claims – (cont'd)

Common Shares:

- 16,666 common shares at a fair value of $2,500 upon execution of the agreement (issued);
- 16,666 common shares at a fair value of $6,500 when a first phase exploration program is completed and a technical report prepared by a qualified engineer recommending a second phase of exploration work is submitted to and accepted for filing by the TSX (issued);
- 16,666 common shares when a second phase exploration program is completed and a technical report prepared by a qualified engineer recommending a third phase of exploration work is submitted to and accepted for filing by the TSX; and
- 16,666 common shares when a third phase exploration program is completed and a technical report prepared by a qualified engineer recommending a fourth phase of exploration work is submitted to and accepted for filing by the TSX.

Cash Payments:

- $ 5,000 upon regulatory approval (paid);
- $ 10,000 upon execution of the amending agreement (paid);
- $ 10,000 by November 30, 1999 (paid);
- $ 15,000 by November 30, 2000 (paid);
- $ 25,000 by November 30, 2001 (paid);
- $ 35,000 by November 30, 2002; and
- $ 150,000 by November 30, 2003.

$ 250,000

Exploration Expenditures:

- $20,000 by March 15, 1999 (incurred);
- $30,000 by October 31, 1999 (incurred); and
- $100,000 by October 31, 2000 (incurred).

$ 150,000

The agreement is subject to a 2.5% net smelter return royalty. One-half of this royalty may be purchased at any time for $500,000.

(Stated in Canadian Dollars)

Note 4 Resource Property Costs – (cont'd)

(a) Buck Lake Claims – (cont'd)

By a joint venture agreement dated January 28, 2000 and amended February 15, 2000 the Company agreed with LMX Resources Ltd. ("LMX") to develop the Buck Lake claims. LMX was a related company by virtue of a common director. Under the terms of the agreement, the Company granted LMX the option to purchase a 50% interest in the Buck Lake claims for consideration of 100,000 common shares of LMX valued at $0.23 per share (received), $122,500 in cash payments to November 30, 2003, ($17,500 paid) and $350,000 in exploration expenditures to April 1, 2001 ($231,125 incurred and paid). LMX could earn an additional 10% interest in the Buck Lake claims by incurring a further $250,000 in exploration expenditures by October 15, 2003. Upon exercising the 50% and the 10% options, LMX would be entitled to acquire a 0.625% and a 0.125% net smelter return royalty, for $250,000 and $50,000, respectively.

On February 27, 2001 the Company entered into an option agreement and a quit claim deed with LMX whereby LMX agreed to terminate the above joint venture agreement and quit claimed its interest in the Buck Lake claims to the Company. The Company agreed to issue to LMX 750,000 common shares at a price of $0.33 per share (issued) to reimburse cash payments and exploration expenditures. LMX's outstanding financing obligations with respect to the joint venture agreement were terminated. In addition, LMX was granted a 60 day option following notice that a formal feasibility study had been approved, to acquire a 10% interest in the Buck Lake claims in exchange for 20% of all costs incurred on the property to the date of the exercise of the option.

The Company has the option to acquire 375,000 of the 750,000 common shares issued to LMX, at $0.75 per share for 180 days subsequent to the removal of the hold period on those shares.

(b) Bo Lake and BL Claims

By an option agreement dated April 26, 2000, the Company has the option to earn a 100% interest in the Bo Lake claims located in the Thunder Bay Mining Division of Ontario for consideration of 100,000 common shares (issued), property payments totalling $155,000 and a minimum of $62,400 in exploration expenditures as follows:

(Stated in Canadian Dollars)

Note 4 Resource Property Costs – (cont'd)

(b) Bo Lake and BL Claims – (cont'd)

Property Payments

- $ 15,000 upon execution of the agreement (paid);
- $ 20,000 on or before April 26, 2001 (paid);
- $ 30,000 on or before April 26, 2002;
- $ 40,000 on or before April 26, 2003; and
- $ 50,000 on or before April 26, 2004.

$ 155,000

Subsequent to December 31, 2001, the $30,000 property payment due on or before April 26, 2002 became delinquent. On May 23, 2002, the Company reached an agreement with the vendor of the property to accept 75,000 common shares of the Company in lieu of the cash payment of $30,000, subject to regulatory approval. If regulatory approval is not obtained by July 30,2002, the Company will pay the $30,000 in cash.

The Company has the option to pay the final $50,000 by way of the equivalent of $50,000 in value of common shares of the Company.

Exploration Expenditures

- $ 31,200 on or before March 12, 2002 (incurred); and
- $ 31,200 on or before March 12, 2003 (incurred).

$ 62,400

The agreement is subject to a 3% net smelter return royalty. The Company may purchase one-half of the net smelter return royalty for $1,500,000.

The Company staked a 100% interest in contiguous claims known as the BL claims at a cost of $2,525.

(Stated in Canadian Dollars)

Note 4 Resource Property Costs – (cont'd)

(b) Bo Lake and BL Claims – (cont'd)

On October 19, 2000, the Company entered into an option agreement with Pacific Topaz Resources Ltd. ("Pacific Topaz") to develop the Bo Lake and BL claims. Pacific Topaz is a related company by virtue of a common director. Under the terms of the agreement, the Company granted Pacific Topaz a three-year option to purchase a 50% interest in the Bo Lake and BL claims for consideration of:

(i) 100,000 common shares of Pacific Topaz at $0.40 per share (received);

(ii) the assumption by Pacific Topaz of all property payments due under the terms of the Bo Lake option agreement beginning with the April 26, 2001 payment of $20,000 (paid);

(iii) the assumption by Pacific Topaz of all exploration expenditure commitments under the terms of the Bo Lake option agreement; and

(iv) exploration expenditures commitments on the claims of at least $100,000 by September 1, 2001 (incurred $98,510), at least a cumulative total of $200,000 by September 1, 2002 and at least a cumulative total of $500,000 by September 1, 2003.

The option may be extended for a period of up to 2 years as follows:

- extend the option by one year upon payment of $10,000; and
- extend the option by a further year upon payment of $25,000.

Upon Pacific Topaz acquiring a 50% interest, the Company and Pacific Topaz shall be deemed to have formed a joint venture.

Pacific Topaz may purchase a 0.75% net smelter return royalty on the Bo Lake claims for $750,000.

(c) East Dog River Claims

By an option agreement dated September 21, 2001, the Company earned a 100% interest in the East Dog River claims located in the Thunder Bay Mining Division of Ontario for $5,000 (paid) and 30,000 common shares of the Company at a fair value of $7,500 (issued). The agreement is subject to a 2% net smelter return royalty. The Company may purchase one-half of the 2% net smelter return royalty for $500,000.

(Stated in Canadian Dollars)

Note 4 Resource Property Costs – (cont'd)

(d) Mirage Lake Claims

By an option agreement dated September 21, 2001, the Company earned a 100% interest in the Mirage Lake claims located in the Thunder Bay Mining Division of Ontario for $5,000 (paid) and 30,000 common shares of the Company at a fair value of $7,500 (issued). The agreement is subject to a 2% net smelter return royalty. The Company may purchase one-half of the 2% net smelter return royalty for $500,000.

Note 5 Advances Payable

The advances payable are unsecured, bear interest at 1% per month and have no specific terms for repayment.

Note 6 Share Capital – Note 9

(a) Authorized:

100,000,000 common shares without par value

(b) Escrow:

At December 31, 2001, 250,000 common shares were held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval. Any shares not released by March 13, 2003 will be cancelled.

(Stated in Canadian Dollars)

Note 6 Share Capital – Note 9 – (cont'd)

(c) Commitments: - (cont'd)

(ii) Share Purchase Warrants

At December 31, 2001, there were 6,191,208 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Price	Expiry Date
3,076,923	$0.26	June 27, 2002
857,143	$0.23	October 24, 2002
600,000	$0.33	May 22, 2003
800,000	$0.33	August 8, 2003
857,142	$0.50	August 8, 2003
6,191,208		

(iii) Resource Property Costs

Note 4

(iv) Share Subscriptions

At December 31, 2001, the Company had received share subscriptions totalling $65,000 with respect to a private placement at $0.35 per unit. Each unit contained one common share and one share purchase warrant. The private placement closed subsequent to December 31, 2001.

Note 7 Corporation Tax Loss Carry-forwards

The Company has accumulated a total of approximately $3,500,000 in exploration and development related expenses which are available to offset taxable income of future years at various rates per year.

The potential tax benefit of these expenses, if any, has not been recorded in these financial statements.

(Stated in Canadian Dollars)

Note 8 Related Party Transactions

The Company was charged the following amounts by directors or officers of the Company or by companies with directors or officers in common:

	2001	2000	1999	January 1, 1987 (Date of Commencement Of Exploration Stage) to December 31, 2001
Administration fees	$ -	$ -	$ -	$ 97,122
Consulting	36,000	18,000	-	128,300
Deferred exploration costs	2,000	-	-	2,000
Interest	20,693	48,627	28,387	97,707
Management fees	30,000	30,000	30,000	266,667
Office services and expenses	-	-	-	61,130
Promotion and travel	-	-	-	14,280
Property investigation costs	-	-	-	79,133
Rent	3,500	16,000	-	34,500
Salaries and benefits	-	-	-	6,775
Write-down of marketable securities	32,000	12,000	-	44,000
	$ 124,193	$ 124,627	$ 58,387	$ 831,614

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At December 31, 2001, marketable securities include $8,000 (2000: $11,000) in shares of companies with common directors.

At December 31, 2001, accounts payable includes $118,645 (2000: $257,119) due to directors or officers of the Company or to companies with directors or officers in common.

(Stated in Canadian Dollars)

Note 10 Non–cash Transactions – (cont'd)

Year ended December 31, 2000

a) the Company issued 466,126 common shares at $0.22 per share for settlement of accounts and advances payable totalling $102,548.

b) the Company issued 100,000 common shares at $0.27 per share as an option payment with respect to the acquisition of the Bo Lake claims.

c) the Company received 100,000 common shares of LMX Resources Ltd. at $0.23 per share as an option payment with respect to a joint venture agreement to develop the Buck Lake claims.

Year ended December 31, 1999

a) the Company issued 50,000 common shares at $0.05 per share as an option payment with respect to the acquisition of the Buck Lake claims.

January 1, 1987 (Date of Commencement of Exploration Stage) to December 31, 2001

a) the Company issued a total of 3,298,406 common shares at $0.15 - $0.22 per share for settlement of accounts and advances payable totalling $583,543.

b) The Company issued a total of 1,546,666 common shares at $0.08 - $0.50 per share pursuant to resource property acquisition agreements totalling $431,125.

Note 11 Comparative Figures

Certain comparative figures for the year ended December 31, 1999 have been restated to comply with the financial statement presentation adopted for December 31, 2001 and 2000.

Note 12 Differences Between Canadian and United States Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

(Stated in Canadian Dollars)

Note 12 Differences Between Canadian and United States Accounting Principles – (cont'd)

The Company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

a) Resource Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada ("Canadian GAAP") resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the US ("US GAAP") resource property acquisition and exploration costs must be expensed as incurred. Therefore an additional expense is required under US GAAP.

b) Loss Per Share

Under Canadian GAAP, escrowed common shares are included in the calculation of loss per share. Under US GAAP, escrowed common shares are excluded in the calculation of loss per share. The 250,000 (2000: 250,000; 1999: 250,000, after giving effect to the 1 for 3 share consolidation) escrowed common shares have been excluded for reporting loss per share on a US GAAP basis.

c) Deferred Tax Assets

The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("SFAS 109"). SFAS 109 requires the use of the asset and liability method of accounting for income taxes, whereas the deferral method of accounting for income taxes is used under the Canadian basis. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the Company's deferred tax assets at December 31, 2001:

	Total
Deferred Tax Assets	
Development and exploration expenses	$ 1,750,000
Total deferred tax assets	$ 1,750,000
Valuation allowance for deferred tax assets	(1,750,000)
	$ -

AMISANO HANSON
CHARTERED ACCOUNTANTS

(Stated in Canadian Dollars)

Note 12 Differences Between Canadian and United States Accounting Principles – (cont'd)

	2001	2000
Total assets per Canadian GAAP	$ 888,061	$ 547,511
Resource property costs	(792,850)	(77,817)
Total assets per US GAAP	$ 95,211	$ 469,694
Deficit, end of the year per Canadian GAAP	$(5,126,092)	$(4,632,927)
Resource property costs	(792,850)	(77,817)
Deficit, end of the year per US GAAP	$(5,918,942)	$(4,710,744)

Shareholders' Equity (Deficiency) reconciliation per US GAAP:

Shareholders' deficiency, per US GAAP, December 31, 1998	(528,481)
Add: Issue of shares	2,500
Less: 1999 Operating loss	(239,938)
Less: 1999 Resource property acquisition costs	(12,500)
Less: 1999 Deferred exploration costs	(11,210)
Shareholders' deficiency, per US GAAP, December 31, 1999	(789,629)
Add: Issue of shares	890,148
Less: 2000 Operating loss	(411,820)
Less: 2000 Resource property acquisition costs	(46,525)
Less: 2000 Deferred exploration costs	(247,880)
Less: 2000 Stock-based compensation	(8,800)
Add: Resource property acquisition costs recovered	17,500
Add: Deferred exploration costs recovered	231,125
Shareholders' deficiency, per US GAAP, December 31, 2000	(365,881)
Add: Issue of shares	948,775
Add: Share subscriptions	65,000
Less: 2001 Operating loss	(493,165)
Less: 2001 Resource property acquisition costs	(134,000)
Less: 2001 Deferred exploration costs	(581,033)
Less: 2001 Stock-based compensation	(115,598)
Shareholders' deficiency, per US GAAP, December 31, 2001	$ (675,902)

Buck Lake Ventures Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
December 31, 2001 and 2000 – Page 20
(Stated in Canadian Dollars)

Note 12 Differences Between Canadian and United States Accounting Principles – (cont'd)

STATEMENTS OF CASH FLOWS PER US GAAP
for the years ended December 31, 2001, 2000 and 1999
and the period January 1, 1987 (Date of Commencement of Exploration Stage)
to December 31, 2001
(Stated in Canadian Dollars)

	2001	2000	1999	January 1, 1987 (Date of Commencement of Exploration Stage) to December 31, 2001
Operating Activities				
Net loss for the period	$(1,323,796)	$(466,400)	$(263,648)	$ (5,209,176)
Adjustments to reconcile net loss used in operating activities:				
Amortization	3,930	662	946	12,734
Write-down of marketable securities	39,000	12,000	-	51,000
Loss on disposal of capital assets	-	1,544	-	5,633
Common shares issued on resource property costs expensed	270,125	27,000	2,500	270,125
Marketable securities received on recovery of resource property acquisition costs	(40,000)	(23,000)	-	(40,000)
Stock-based compensation	115,598	8,800	-	124,398
Gain on settlement of accounts payable	-	-	-	(101,720)
Write-off of incorporation costs	-	-	-	1,361
Changes in non-cash working capital balances:				
Accounts receivable	(18,241)	(12,834)	4,418	(33,936)
Prepaid expenses	(5,829)	(3,006)	-	(8,835)
Loan receivable	-	-	-	30,000
Accounts payable	(180,712)	131,113	249,830	1,302,477
	(1,139,925)	(324,121)	(5,954)	(3,595,939)
Investing Activities				
Acquisition of capital assets	(35,064)	-	-	(51,918)
Proceeds on disposal of capital assets	-	-	-	4,657
	(35,064)	-	-	(47,261)

AMISANO HANSON
CHARTERED ACCOUNTANTS

(Stated in Canadian Dollars)

Note 6 Share Capital – Note 9 – (cont'd)

(c) Commitments:

(i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of December 31, 2001 and 2000 and the changes during the years then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, December 31, 1999	200,000	$0.15
1 for 3 share consolidation	(133,334)	$0.15
Exercised	(66,666)	$0.45
Granted	833,805	$0.18
Options exercisable and outstanding, December 31, 2000	833,805	$0.18
Exercised	(225,000)	$0.21
Granted	705,595	$0.36
Options exercisable and outstanding, December 31, 2001	1,314,400	$0.27

At December 31, 2001, there were 1,314,400 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Price	Expiry Date
262,833	$0.21	February 21, 2002
360,972	$0.15	July 18, 2002
81,714	$0.21	February 8, 2003
289,500	$0.40	July 6, 2003
319,381	$0.36	October 17, 2003
1,314,400		

(Stated in Canadian Dollars)

Note 9 Subsequent Events – Note 4

(a) Subsequent to December 31, 2001, the Company issued common shares for cash consideration as follows:

Type of Issue	Number of Shares	Price Per Share	Total Proceeds
Private placement	485,714	$0.35	$ 170,000
Options	50,000	$0.15	7,500
Options	56,833	$0.21	11,935
Options	30,000	$0.36	10,800
	622,547		$ 200,235

At December 31, 2001, the Company had received $65,000 with respect to the above private placement. In conjunction with the private placement, the Company issued 485,714 share purchase warrants entitling the holders thereof the right to purchase one common share for each warrant held at $0.50 per share until February 4, 2004.

On February 21, 2002, 206,000 share purchase options exercisable at $0.21 per share outstanding at December 31, 2001 expired.

(b) By an option agreement dated January 22, 2002, the Company has the option to earn a 100% interest in the Tib Lake claims located on the Thunder Bay Mining Division of Ontario for consideration of $500,000 in exploration expenditures as follows:

$ 60,000 by January 22, 2003;
$ 60,000 by January 22, 2004;
$ 60,000 by January 22, 2005;
$ 60,000 by January 22, 2006; and
$ 260,000 by January 22, 2007;

$ 500,000

Upon earning a 100% interest in the Tib Lake claims, the Company will issue 50,000 common shares to the vendor.

The agreement is subject to a 2% net smelter return royalty.

The Vendor has a buy-back right on a 50% interest in the Tib Lake claims within 60 days of receiving the final geological report for consideration equal to 200% of the total exploration expenditures.

AMISANO HANSON
CHARTERED ACCOUNTANTS

(Stated in Canadian Dollars)

Note 9 Subsequent Events – Note 4 - (cont'd)

(a) By an option agreement dated January 22, 2002, the Company has the option to earn a 100% interest in the Wakinoo Lake claims located in the Thunder Bay Mining Division of Ontario for consideration of $700,000 in exploration expenditures as follows:

$ 50,000 by January 22, 2003;
$ 50,000 by January 22, 2004;
$ 50,000 by January 22, 2005;
$ 50,000 by January 22, 2006; and
$ 500,000 by January 22, 2007;

$ 700,000

Upon earning a 100% interest in the Wakinoo Lake claims, the Company will issue 50,000 common shares to the vendor.

The agreement is subject to a 2% net smelter return royalty.

The Vendor has a buy-back right on a 50% interest in the Wakinoo Lake claims within 60 days of receiving the final geological report for consideration equal to 200% of the total exploration expenditures.

Note 10 Non–cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows as follows:

Year ended December 31, 2001

a) the Company issued a total of 60,000 common shares at $0.25 per share as option payments with respect to the acquisition of the East Dog River claims and the Mirage Lake claims.

b) the Company issued 750,000 common shares at $0.33 per share to terminate an option agreement on the Buck Lake claims.

c) the Company issued 16,666 common shares at $0.39 per share as an option payment with respect to the acquisition of the Buck Lake claims.

d) the Company received 100,000 common shares of Pacific Topaz at $0.40 per share as an option payment with respect to a option agreement to develop the Bo Lake and BL claims.

(Stated in Canadian Dollars)

Note 12 Differences Between Canadian and United States Accounting Principles – (cont'd)

c) Deferred Tax Assets – (cont'd)

The amount taken into income as a deferred tax asset must reflect that portion of the exploration expenses which are likely to be realized from future operations. Considering the Company's cumulative losses in recent years, the Company has chosen to provide an allowance of 100% against all available exploration expenses, regardless of their terms of expiry.

d) Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company's stock at the date of the grant. Pursuant to APB 25, the compensation charge associated with non-employees options has been recorded in the reconciling items. The compensation charge for employees is not recognized in this circumstance. Under SFAS 123, as the Company elected to follow APB 25, it is required to present pro-forma information as to the effect on income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of that statement. Had compensation cost been determined based on the fair value at the grant dates for those options issued to directors and employees, the Company's net loss and loss per share would have been increased to the pro-forma amounts indicated below:

	2001	2000	1999
Net loss for the year per US GAAP as reported – Note 12 (e)	$ (1,323,796)	$ (466,400)	$ (263,648)
Pro-forma adjustment for SFAS 123	(88,922)	(130,120)	-
	$ (1,412,718)	$(596,520)	$(263,648)
Pro-forma net loss per share	$ (0.13)	$ (0.09)	$ (0.06)

The weighted average fair value at date of grant of the options granted were as follows:

	2001	2000	1999
Weighted average fair value	$ 0.29	$ 0.17	$ -
Total options granted	705,595	833,805	-
Total fair value of all options granted	$ 204,520	$ 138,920	$ -

(Stated in Canadian Dollars)

Note 12 Differences Between Canadian and United States Accounting Principles – (cont'd)

d) Stock-based Compensation – (cont'd)

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2001	2000	1999
Expected dividend yield	0.0%	0.0%	-
Expected volatility	121%	129%	-
Risk-free interest rate	5%	5%	-
Expected term in years	2	2	-

e) The impact of the above on the financial statements is as follows:

	2001	2000	1999	January 1, 1987 (Date of Commencement of Development Stage) to December 31, 2001
Net loss for the year per Canadian GAAP	$(493,165)	$(411,820)	$(239,938)	$ (4,451,779)
Resource property acquisition costs	(116,500)	(46,525)	(12,500)	(774,573)
Resource property acquisition costs recovered	(17,500)	17,500	-	-
Deferred exploration costs	(349,908)	(247,880)	(11,210)	(972,985)
Deferred exploration costs Recovered	(231,125)	231,125	-	-
Stock-based compensation	115,598	8,800	-	124,398
Proceeds on resource property option sale	-	-	-	28,000
Proceeds on resource property grants received	-	-	-	55,142
Write-off of resource property costs	-	-	-	1,031,417
Net loss for the year per US GAAP	$(1,323,796)	$(466,400)	$(263,648)	$(5,209,176)
Loss per share per US GAAP	$(0.11)	$(0.07)	$(0.06)	
Weighted average number of shares outstanding per US GAAP	10,599,600	6,446,708	4,376,558	

AMISANO HANSON
CHARTERED ACCOUNTANTS

Note 12 Differences Between Canadian and United States Accounting Principles - (cont'd)

STATEMENTS OF CASH FLOWS PER US GAAP
for the years ended December 31, 2001, 2000 and 1999
and the period January 1, 1987 (Date of Commencement of Exploration Stage)
to December 31, 2001
(Stated in Canadian Dollars)

	2001	2000	1999	January 1, 1987 (Date of Commencement of Exploration Stage) to December 31, 2001
Financing Activities				
Common shares issued	678,650	760,600	-	3,464,220
Share subscriptions	65,000	-	-	65,000
Advances payable	652	2,737	5,867	5,790
	744,302	763,337	5,867	3,535,010
Increase (decrease) in cash during the period	(430,687)	439,216	(87)	(108,190)
Cash, beginning of the period	439,400	184	271	116,903
Cash, end of the period	$ 8,713	$ 439,400	$ 184	$ 8,713

(Stated in Canadian Dollars)

Note 12 Differences Between Canadian and United States Accounting Principles – (cont'd)

f) Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company will adopt SFAS No. 143 effective March 1, 2002, and does not expect it to have a material impact on the Company's results of operations, financial position or cash flows under US GAAP.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". SFAS 142 requires the use of a non-amortization approach for goodwill and certain other intangible assets. Under the non-amortization approach, intangible assets will not be amortized into earnings, but instead be reviewed annually for impairment. The Company will adopt SFAS No. 142 effective March 1, 2002 and does not expect it to have a material impact on the Company's results of operations, financial position or cash flows under US GAAP.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets", which supercedes SFAS No. 121, "Accounting for Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS No. 144 retains the fundamental provisions of SFAS No. 121 but sets forth new criteria for asset classification and broadens the scope of qualifying discontinued operations. The Company will adopt SFAS No. 144 as of March 1, 2002, and does not expect it to have a material effect on the Company's results of operations or cash flows under US GAAP.

82-1669

02 AUG 15 AM 12:

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MAY 21, 2002 FOR THE ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON JUNE 28, 2002.

This Information Circular is furnished in connection with the solicitation of proxies by management of Buck Lake Ventures Ltd. (the "Company") for use at the Annual General Meeting of Members to be held on June 28, 2002 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notice of Meeting was published on December 20, 2001 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE REGISTERED OFFICE OF THE COMPANY AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. May 21, 2002 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 13,126,551 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

ELECTION OF DIRECTORS

Previously at an Annual General Meeting of Members, the number of positions on the Company's Board of Directors had been fixed at five.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Raymond Roland Vancouver, BC President and Director	President, Roland Financial Services Ltd.; President, Buck Lake Ventures Ltd.; President, Auterra Ventures Inc.; President, International Alliance Resources Inc.; Chief Financial Officer and Director of Ballad Ventures Ltd.; Previously Senior Manager, Western Canada of a Canadian chartered bank	June 27, 2000 to date	1,139,960
Leeta Drinovz Vancouver, BC Director	Professional Administrator	January 18, 1999 to date	470,043
Kirk Shaw Vancouver, BC Director	Television producer	January 18, 1999 to date	592,820
Douglas B. Brooks North Vancouver, BC Director	President, Cora Resources Ltd. since September, 1998; Investment Advisor with RBC Dominion Securities Inc. to February, 1997;	June 27, 2000 to date	565,793
David Dicaire Coquitlam, BC Director	President, Totally Hip Software Inc. since September, 2000; COO and General Manager, Totally Hip Software Inc. since February, 1999; Senior Manager and Consultant with Simons Engineering Inc. and H. A. Simons Ltd. from August 1995 to January 1999.	June 28, 2001 to date	Nil

* Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Raymond Roland, Kirk Shaw and Douglas B. Brooks are the three Directors elected by the Board of Directors of the Company to the Audit Committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Raymond Roland became the President and Chief Executive Officer of the Company on June 27, 2000. Leeta Drinovz acted as President and Chief Executive Officer of the Company from January 18, 1999 until June 27, 2000. Prior thereto, Clive Brookes acted as President and Chief Executive Officer of the Company from January 2, 1996 until January 18, 1999. The following table discloses annual salary and bonus compensation and long-term compensation received by these three officers of the Company (the "Named Executive Officers") during the financial years ending December 31, 1999, 2000 and 2001, being the three most recently completed financial years of the Company. No other officer's annual compensation during such periods exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
RAYMOND ROLAND President and CEO	2001 2000	Nil Nil	Nil Nil	$36,000[1] $18,000[1]	100,537[2] 396,972[3]	Nil Nil	Nil Nil	Nil Nil
LEETA DRINOVZ Former President and CEO	2000 1999	Nil Nil	Nil Nil	$30,000[4] $30,000[4]	146,833[5] Nil	Nil 250,000[6]	Nil Nil	$28,474[7] $28,387[7]
CLIVE G. BROOKES Former President and CEO	1999	Nil	Nil	Nil	Nil	Nil	Nil	Nil

1 For financial consulting services provided by Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland, President and a Director of the Company, at a fee of $3,000.00 per month.

2 Grant of 43,287 incentive stock options to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Mr. Roland, exercisable until February 8, 2003 at $0.21 per share and the grant of 57,250 incentive stock options to Mr. Roland, exercisable until July 6, 2003 at $0.40 per share.

3 Grant of 136,000 incentive stock options, exercisable until February 21, 2002 at $0.34 per share and the grant of 260,972 incentive stock options, exercisable until July 18, 2002 at $0.15 per share. Subsequent to the financial year ended December 31, 2000, the exercise price of the 136,000 options was reduced from $0.34 per share to $0.21 per share.

4 For management services provided by a British Columbia non-reporting company wholly-owned by Leeta Drinovz, a Director and former President of the Company, at a fee of $2,500.00 per month.

5 Grant of 146,833 incentive stock options, exercisable until February 21, 2002 at $0.34 per share. Subsequent to the financial year ended December 31, 2000, the exercise price of the options was reduced from $0.34 per share to $0.21 per share.

6 Issuance of 750,000 (pre-consolidation) performance shares to a private company wholly-owned by Clive Brookes, a former President and former Director of the Company. Through transfer of the ownership of the private company to Leeta Drinovz, the 750,000 shares were transferred to Ms. Drinovz during the financial year ended December 31, 1999. On February 15, 2000 the Company consolidated its share capital on a three for one basis and consequently 250,000 performance shares remain currently outstanding. The performance shares are held in escrow and will not be released until

certain performance criteria are met and TSX Venture Exchange approval is received.

7 Interest accrued to British Columbia non-reporting companies wholly-owned by Leeta Drinovz, a Director and former President of the Company.

Long-Term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve 10% of the issued Treasury shares of the Company for issuance to Directors and Key Employees pursuant to Stock Option Agreements entered into with them or to be entered into with them subject to regulatory approval. Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

The following options and SARs were granted to Named Executive Officers during the most recently completed financial year.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/ SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Raymond Roland "	43,287[1] 57,250	14.25%	$0.21 $0.40	$0.28 $0.47	February 8, 2003 July 6, 2003

1 Granted to a British Columbia non-reporting company wholly-owned by Mr. Roland.

The following options and SARs were exercised by Named Executive Officers during the most recently completed financial year and outstanding to Named Executive Officers at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Raymond Roland	Nil	N/A	497,509[1] (Exercisable)	$69,456.99 (Exercisable)

1 Subsequent to the financial year ended December 31, 2001, 136,000 of these options expired without exercise.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officers in the financial year ended December 31, 2001 or the current financial year in view of compensating such Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

During the most recently completed financial year, options to purchase 77,250 common shares of the Company's capital stock at a price of $0.40 per share were granted to non-executive Directors. The market price at the time of the grant was $0.47 per share.

During the most recently completed financial year, options to purchase 30,000 common shares of the Company's capital stock at a price of $0.36 per share were granted to a non-executive Director. The market price at the time of the grant was $0.48 per share.

The following table sets out information with respect to options exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors at December 31, 2001.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	170,000	$23,800	204,083 (Exercisable)	$10,353.29 (Exercisable)

On February 21, 2002, subsequent to the financial year ended December 31, 2001, stock options to purchase 46,833 shares of the Company were exercised by a non-executive Director at an exercise price of $0.21 per share. The market price at the time of the exercise was $0.46.

Subsequent to the financial year ended December 31, 2001, on March 22, 2002, stock options to purchase 30,000 shares of the Company were exercised by a non-executive Director at an exercise price of $0.36 per share. The market price at the time of the exercise was $0.47.

Also subsequent to the financial year ended December 31, 2001, on May 14, 2002, stock options to purchase 50,000 shares of the Company were exercised by a non-executive Director at an exercise price of $0.15 per share. The market price at the time of the exercise was $0.35.

MANAGEMENT CONTRACTS

The Company is a party to a management contract with a British Columbia non-reporting company wholly-owned by Leeta Drinovz, a Director of the Company, whereby the company is engaged to perform management services at a fee of $2,500.00 per month.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2001.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Amisano Hanson, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors. Amisano Hanson were first appointed auditors on April 1, 1994.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolution concerning the ratification of acts of Directors. Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since January 1, 2001

Private Placements

Private Placement March 2001

Pursuant to a private placement agreement dated March 19, 2001, 603495 B.C. Ltd., a British Columbia non-reporting company wholly-owned by Luis Botto, a former officer of the Company, purchased 400,000 units of the Company's securities at a price of $0.25 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company for $0.33 for two years. The private placement was completed in accordance with the policies of, and was approved by, the TSX Venture Exchange. The shares issued to 603495 B.C. Ltd. were restricted from trading until September 22, 2001.

Private Placement May 2001

Pursuant to a private placement agreement dated May 16, 2001, Toro Ventures Inc., a British Columbia non-reporting company wholly-owned by Raymond Roland, President and a Director of the Company, agreed to purchase 388,571 units of the Company's securities at a price of $0.35 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company for $0.50 for two years. The private placement was completed in accordance with the policies of, and was approved by, the TSX Venture Exchange. The shares issued to Toro Ventures Inc. were restricted from trading until December 8, 2001.

Private Placement November 2001

Pursuant to a private placement agreement dated November 7, 2001, 547535 B.C. Ltd., a British Columbia non-reporting company wholly-owned by Douglas Brooks, a Director of the Company, agreed to purchase 142,859 units of the Company's securities at a price of $0.35 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company for $0.50 for two years. The private placement was completed in accordance with the policies of, and was approved by, the TSX Venture Exchange. The shares issued to 547535 B.C. Ltd. are restricted from trading until June 4, 2002.

Other Related Party Transactions

During the financial year ended December 31, 2001, the Company entered into certain transactions with Directors or companies controlled by Directors of the Company as follows:

1. $36,000 in financial consulting fees was paid or accrued to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland, President and a Director of the Company.

2. A British Columbia non-reporting company wholly-owned by Leeta Drinovz, a Director of the Company, accrued a total of $30,000 in management fees from the Company and $13,716 in interest.

3. $6,031 in interest was accrued to a British Columbia non-reporting company wholly-owned by Leeta Drinovz, a Director of the Company.

4. $2,000 in geological consulting fees was paid to André M. Pauwels, Vice-President of Exploration of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, the 4th day of June, 2002.

BUCK LAKE VENTURES LTD.

"Raymond Roland"
Raymond Roland
Chief Executive Officer and Chief Financial Officer

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2001 and 2000
(Stated in Canadian Dollars)

Note 1 Nature and Continuance of Operations

The Company is an exploration stage public company listed for trading on the TSX Venture Exchange ("TSX") and is in the process of exploring resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for the resource property and related deferred costs are dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under property acquisition agreements and to complete the development of the property, and upon future profitable production.

The Company was incorporated pursuant to the British Columbia Company Act on January 1, 1987 as Zuni Energy Corp. The Company changed its name on May 24, 1991 to Home Ventures Ltd. and on February 15, 2000 to Buck Lake Ventures Ltd.

Prior to becoming an exploration stage company in 1987, the Company was in the business of oil and gas production and sales.

These financial statements have been prepared on a going concern basis. The Company has a working capital deficiency of $582,638 as at December 31, 2001 and has accumulated losses of $5,126,092 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and are stated in Canadian dollars. Except as disclosed in Note 12 these financial statements conform in all material respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Continued

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended December 31, 1987 to 2001
(Stated in Canadian Dollars)

	Common Stock Issued Shares	Amount	Deficit Accumulated Prior to Exploration Stage	Deficit Accumulated During the Exploration Stage	Share Subscriptions	Total
Issue of shares pursuant to a resource property acquisition agreement						
– at $0.27	100,000	27,000	-	-	-	27,000
Issue of shares pursuant to debt settlement agreements						
– at $0.22	466,126	102,548	-	-	-	102,548
Net loss for the year ended December 31, 2001	-	-	-	(411,820)	-	(411,820)
Balance, December 31, 2000	9,195,196	4,353,663	(674,313)	(3,958,614)	-	(279,264)
Issue of shares for cash pursuant to private placements						
– at $0.25	1,400,000	350,000	-	-	-	350,000
– at $0.35	857,142	300,000	-	-	-	300,000
Issue costs – finders fees	-	(18,000)	-	-	-	(18,000)
Issue of shares for cash pursuant to the exercise of share purchase options						
– at $0.15	10,000	1,500	-	-	-	1,500
– at $0.21	215,000	45,150	-	-	-	45,150
Issue of shares pursuant to resource property acquisition agreements						
– at $0.25	60,000	15,000	-	-	-	15,000
– at $0.33	750,000	248,625	-	-	-	248,625
– at $0.39	16,666	6,500	-	-	-	6,500
Share subscriptions	-	-	-	-	65,000	65,000
Net loss for the year ended December 31, 2001	-	-	-	(493,165)	-	(493,165)
Balance, December 31, 2001	12,504,004	$5,302,438	$ (674,313)	$(4,451,779)	$ 65,000	$ 241,346

SEE ACCOMPANYING NOTES

AMISANO HANSON
CHARTERED ACCOUNTANTS

BUCK LAKE VENTURES LTD. Continued

(An Exploration Stage Company)

STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)

for the years ended December 31, 1987 to 2001

(Stated in Canadian Dollars)

	Common Stock Issued Shares	Amount	Deficit Accumulated Prior to Exploration Stage	Deficit Accumulated During the Exploration Stage	Total
Issue of shares for cash pursuant to the exercise of share purchase warrants					
– at $0.18	600,000	108,000	-	-	108,000
– at $0.25	200,000	50,000	-	-	50,000
Issue of shares pursuant to resource property acquisition agreements					
– at $0.25	120,000	30,000	-	-	30,000
– at $0.17	50,000	8,500	-	-	8,500
Issue of shares pursuant to a finders fee – at $0.25	38,333	9,833	-	-	9,833
Net loss for the year ended December 31, 1993	-	-	-	(706,503)	(706,503)
Balance, December 31, 1993	6,152,230	2,311,889	(674,313)	(1,779,114)	(141,538)
Issue of shares pursuant to debt settlement agreements					
– at $0.17	367,757	62,519	-	-	62,519
Issue of shares for cash pursuant to a private placement – at $0.15	1,200,000	180,000	-	-	180,000
Net loss for the year ended December 31, 1994	-	-	-	(361,476)	(361,476)
Balance, December 31, 1994	7,719,987	2,554,408	(674,313)	(2,140,590)	(260,495)
Issue of shares for cash pursuant to the exercise of share purchase warrants					
– at $0.15	500,000	75,000	-	-	75,000
Issue of shares pursuant to debt settlement agreements					
– at $0.15	532,272	79,841	-	-	79,841

.../Cont'd.

SEE ACCOMPANYING NOTES

AMISANO HANSON
CHARTERED ACCOUNTANTS

BUCK LAKE VENTURES LTD. Continued

(An Exploration Stage Company)

STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)

for the years ended December 31, 1987 to 2001

(Stated in Canadian Dollars)

	Common Stock Issued Shares	Common Stock Amount	Deficit Accumulated Prior to Exploration Stage	Deficit Accumulated During the Exploration Stage	Total
5 for 1 share consolidation	(4,265,815)	-	-	-	-
Net loss for the year ended December 31, 1991	-	-	-	(42,649)	(42,649)
Balance, December 31, 1991	1,066,453	1,412,343	(674,313)	(990,954)	(252,924)
Issue of shares for cash pursuant to a private placement – at $0.15	774,693	116,204	-	-	116,204
Issue of shares pursuant to debt settlement agreements					
– at $0.15	66,667	10,000	-	-	10,000
– at $0.18	552,327	99,418		-	99,418
Issue of shares for cash pursuant to a public offering					
– at $0.18	1,200,000	216,000	-	-	216,000
Issue costs	-	(36,000)	-	-	(36,000)
Net loss for the year ended December 31, 1992	-	-	-	(81,657)	(81,657)
Balance, December 31, 1992	3,660,140	1,817,965	(674,313)	(1,072,611)	71,041
Issue of shares for cash pursuant to a private placement – at $0.25	200,000	50,000	-	-	50,000
Issue of shares for cash pursuant to the exercise of share purchase options					
– at $0.16	515,000	82,400	-	-	82,400
– at $0.17	462,475	78,621	-	-	78,621
– at $0.25	306,282	76,570	-	-	76,570

.../Cont'd.

SEE ACCOMPANYING NOTES

AMISANO HANSON
CHARTERED ACCOUNTANTS

BUCK LAKE VENTURES LTD. Schedule 1
(An Exploration Stage Company)
STATEMENTS OF RESOURCE PROPERTY COSTS
for the years ended December 31, 2001 and 2000
(Stated in Canadian Dollars)

Buck Lake Claims	Balance December 31, 1999	Additions	Balance December 31, 2000	(Reductions) Additions	Balance December 31, 2001
Acquisition Costs					
Cash	$ 15,000	$ 25,000	$ 40,000	$ 25,000	$ 65,000
Shares	2,500	-	2,500	6,500	9,000
Consulting – cash	-	-	-	100,000	100,000
Option payments					
– cash	-	(17,500)	(17,500)	-	(17,500)
– shares	-	(23,000)	(23,000)	17,500	(5,500)
	17,500	(15,500)	2,000	149,000	151,000
Deferred Exploration Costs					
Assays	100	15,860	15,960	2,214	18,174
Equipment rental	-	-	-	54,659	54,659
Field costs	7,210	164,953	172,163	233,099	405,262
Geological consulting	1,900	3,272	5,172	2,894	8,066
Line cutting	2,146	2,100	4,246	-	4,246
Mapping	1,181	35,423	36,604	10,850	47,454
Reporting	1,000	17,812	18,812	29,813	48,625
Staking	1,000	2,164	3,164	-	3,164
Option payment – cash	-	(231,125)	(231,125)	-	(231,125)
Option payment – shares	-	-	-	231,125	231,125
	14,537	10,459	24,996	564,654	589,650
	32,037	(5,041)	26,996	713,654	740,650
Bo Lake and BL Claims					
Acquisition Costs					
Cash	-	17,525	17,525	-	17,525
Shares	-	27,000	27,000	-	27,000
Option payment - shares	-	-	-	(40,000)	(40,000)
	-	44,525	44,525	(40,000)	4,525
Deferred Exploration Costs					
Assays	-	-	-	769	769
Field costs	-	1,221	1,221	15,610	16,831
Reporting	-	5,075	5,075	-	5,075
	-	6,296	6,296	16,379	22,675
	-	50,821	50,821	(23,621)	27,200

.../Cont'd.

SEE ACCOMPANYING NOTES

AMISANO HANSON
CHARTERED ACCOUNTANTS

BUCK LAKE VENTURES LTD. Continued

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended December 31, 2001, 2000 and 1999

and for the period January 1, 1987 (Date of Commencement of Exploration Stage)

to December 31, 2001

(Stated in Canadian Dollars)

	2001	2000	1999	January 1, 1987 (Date of Commencement of Exploration Stage) to December 31, 2001
Investing Activities				
Acquisition of capital assets	(35,064)	-	-	(51,918)
Proceeds on disposal of capital assets	-	-	-	4,657
Resource property acquisition costs	(135,000)	(42,525)	(10,000)	(793,073)
Resource property acquisition costs recovered	-	17,500	-	17,500
Deferred exploration costs	(349,908)	(247,880)	(11,210)	(972,985)
Deferred exploration costs recovered	-	231,125	-	231,125
Proceeds on resource property option sale	-	-	-	28,000
Proceeds on resource property grants received	-	-	-	55,142
Cash used in investing activities	(519,972)	(41,780)	(21,210)	(1,481,552)
Financing Activities				
Common shares issued	678,650	760,600	-	3,464,220
Share subscriptions	65,000	-	-	65,000
Advances payable	652	2,737	5,867	5,790
Cash provided by financing activities	744,302	763,337	5,867	3,535,010
Increase (decrease) in cash	(430,687)	439,216	(87)	(108,190)
Cash, beginning	439,400	184	271	116,903
Cash, ending	$ 8,713	$ 439,400	$ 184	$ 8,713

Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

AMISANO HANSON

CHARTERED ACCOUNTANTS

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
for the years ended December 31, 2001, 2000 and 1999
and for the period January 1, 1987 (*Date of Commencement of Exploration Stage*)
to December 31, 2001
(Stated in Canadian Dollars)

	2001	2000	1999	January 1, 1987 (Date of Commencement of Exploration Stage) to December 31, 2001
General and administrative expenses				
Accounting, audit and legal fees	$ 164,395	$ 130,464	$ 56,782	$ 969,567
Administration fees – Note 8	-	-	-	108,293
Amortization	3,930	662	946	12,734
Bad debts	-	-	-	69,500
Bank charges and interest – Note 8	51,182	97,932	84,147	379,726
Consulting fees – Note 8	53,000	18,000	-	240,019
Filing fees	21,678	11,433	4,034	81,027
Management fees – Note 8	30,000	30,000	30,000	341,667
Office services and expenses – Note 8	24,329	32,113	12,004	224,044
Promotion and travel – Note 8	50,078	22,758	996	457,686
Rent – Note 8	42,000	28,000	18,000	185,583
Salaries and benefits – Note 8	-	-	-	40,982
Shareholder communications fees	12,500	18,000	30,000	60,500
Telephone	-	-	-	33,969
Transfer agent	4,333	3,914	3,029	76,898
Loss before other items	(457,425)	(393,276)	(239,938)	(3,282,195)
Other items				
Interest income	3,260	-	-	5,299
Property investigation costs – Note 8	-	(5,000)	-	(184,527)
Write-down of marketable securities – Note 8	(39,000)	(12,000)	-	(51,000)
Loss on disposal of capital assets	-	(1,544)	-	(5,633)
Foreign exchange loss	-	-	-	(4,026)
Write-off of resource property costs	-	-	-	(1,031,417)
Gain on settlement on accounts payable	-	-	-	101,720
Net loss	$ (493,165)	$ (411,820)	$ (239,938)	(4,451,779)

.../Cont'd.

SEE ACCOMPANYING NOTES

AMISANO HANSON
CHARTERED ACCOUNTANTS

BUCK LAKE VENTURES LTD.
(An Exploration Stage Company)
BALANCE SHEETS
December 31, 2001 and 2000
(Stated in Canadian Dollars)

ASSETS		2001		2000
Current				
Cash	$	8,713	$	439,400
Accounts receivable		34,529		16,288
Marketable securities, at market value – Note 8		12,000		11,000
Prepaid expenses		8,835		3,006
		64,077		469,694
Capital assets – Note 3		31,134		-
Resource property costs – Notes 4, 8 and 9 and Schedule 1		792,850		77,817
	$	888,061	$	547,511
LIABILITIES				
Current				
Accounts payable – Note 8	$	640,925	$	821,637
Advances payable – Note 5		5,790		5,138
		646,715		826,775
SHAREHOLDERS' EQUITY (DEFICIENCY)				
Share capital – Notes 6 and 9		5,302,438		4,353,663
Share subscriptions – Note 6		65,000		-
Deficit		(5,126,092)		(4,632,927)
		241,346		(279,264)
	$	888,061	$	547,511

Nature and Continuance of Operations – Note 1
Commitments – Notes 4, 6 and 9
Subsequent Events – Notes 4 and 9

APPROVED BY THE DIRECTORS:

_______________, Director _______________, Director

SEE ACCOMPANYING NOTES

AMISANO HANSON
CHARTERED ACCOUNTANTS

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BUCK LAKE VENTURES LTD.	December 31, 2001	02/06/06

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 1L6	604-669-5886	604-669-3116

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Ray Roland	President	604-669-3116

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
admin@bucklakeventures.com	bucklakeventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
[signature]	RAY ROLAND	02/06/06
[signature]	LEETA DRINOVZ	02/06/06

(Electronic signatures should be entered in "quotations")

82-1669

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF BUCK LAKE VENTURES LTD. (THE "COMPANY") FOR THE ANNUAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON JUNE 28, 2002.

The undersigned, a registered Member of the Company, hereby appoints Raymond Roland, or failing him, Leeta Drinovz, both Directors of the Company, or instead of either of them ______________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual General Meeting of the Members of the Company to be held on June 28, 2002 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the re-appointment of Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.

3. The election of the following as Directors:

(a)	RAYMOND ROLAND:	FOR ( ) OR WITHHOLD FROM VOTING ( )
(b)	LEETA DRINOVZ:	FOR ( ) OR WITHHOLD FROM VOTING ( )
(c)	KIRK SHAW:	FOR ( ) OR WITHHOLD FROM VOTING ( )
(d)	DOUGLAS B. BROOKS:	FOR ( ) OR WITHHOLD FROM VOTING ( )
(e)	DAVID DICAIRE:	FOR ( ) OR WITHHOLD FROM VOTING ( )

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS.

The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2. EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE ANNUAL GENERAL MEETING OF MEMBERS OTHER THAN THE MANAGEMENT NOMINEES.

   If you desire to designate as Proxy a person other than Raymond Roland or Leeta Drinovz, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Member or his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the Company's registered office at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

____
Signature

____
Name (Please Print)

____

____
Address

NUMBER OF SHARES: _______

DATED this _____ day of _________________, 2002.

BUCK LAKE VENTURES LTD.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Buck Lake Ventures Ltd. (hereinafter called the "Company") will be held at the offices of Beruschi & Company, 501 - 905 West Pender Street, Vancouver, British Columbia on June 28, 2002 at the hour of eleven o'clock in the forenoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended December 31, 2001 and the report of the auditor thereon;

(b) To re-appoint Amisano Hanson, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

(d) To elect Directors for the ensuing year; and

(e) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company, 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, the 4th day of June, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Raymond Roland"
RAYMOND ROLAND
President

82-1669

SUPPLEMENTAL MAILING LIST RETURN CARD

RETURN CARD

TO: **BUCK LAKE VENTURES LTD.**

The undersigned certifies that he/she is the owner of securities of Buck Lake Ventures Ltd. (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

DATED: ____________________, 2002.

____
Signature

____
Name - Please print

____
Address

____

NOTE:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to the Company's registered office at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.